Securities & Exchange Commission
405 5th Street, N.W.
Washington, DC  20549


RE:  S-6EL24/A Filing

On January 31, 1997, we inadvertently filed S-6EL24, the filing should have been S-6EL24/A. In addition, we used the wrong File Number.
The File Number used was 33-76318, it should have been 333-14061.
This error occurred with Accession Number 819923-97-000004. We ask that this filing be withdrawn. We have filed a S-6EL24/A with the correct File Number, the Acession Number for this filing is 819923-97-000013.

We apologize for the confusion, and have made special notes in our Filer Manual to make certain this error is not repeated.

Sincerely,


__Paul_M._Phalen__
  Paul M. Phalen, CLU, FLMI
  Compliance Officer